News Release

For Immediate Release                             For more Information Contact:
December 22, 1999                                         Media: Bruce Amundson
                                                                 (253) 924-3047

                                                         Analysts: Dick Taggart
                                                                 (253) 924-2058

Waiting Period Expires on Weyerhaeuser Filing with Canadian Competition Bureau Regarding TJ International Acquisition

FEDERAL WAY, Wash.-Weyerhaeuser Company today announced that the seven-day waiting period on the company's filing with the Mergers Branch of the Canadian Competition Bureau regarding Weyerhaeuser's proposed acquisition of TJ International has expired.

While no further action by the Canadian Competition Bureau is required to close the proposed acquisition, Weyerhaeuser has requested that the Bureau issue a formal letter stating that it plans not to take any action on the proposed acquisition.

The tender offer, which is currently scheduled to expire at 8 p.m. Eastern time, on Jan. 5, is subject to further regulatory clearances and other customary closing conditions.

Weyerhaeuser announced on Nov. 23 that it will pay $720 million in cash, or $42 per share, to acquire all outstanding shares of TJ International, a 51 percent owner and managing partner of Trus Joist MacMillan. A subsidiary of Weyerhaeuser currently owns a 49 percent interest in Trus Joist MacMillan, the world's leading manufacturer and marketer of engineered lumber products.

Weyerhaeuser Company (NYSE;WY), one of the world's largest integrated forest products companies, was incorporated in 1900. In 1998, sales were $10.8 billion. It has offices or operations in 12 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products or practices is available at www.weyerhaeuser.com.


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Boise, Idaho-based Trus Joist MacMillan manufactures a variety of engineered lumber products for structural framing and industrial applications. It currently operates 16 manufacturing facilities across North America and employs nearly 4,000 people around the world. Trus Joist MacMillan's unique patented manufacturing technologies transforms wood fiber into high-performance, consistent products. The company, which utilizes small-diameter trees that provide resource-efficient alternatives to traditional sawmill products, further enhances Weyerhaeuser's wood product line.